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                                               Filed by: Paradyne Networks, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933

                                          Subject Company: Elastic Networks Inc.
                                                  Commission File No.: 333-76814

                                                             Date: March 5, 2002

         Paradyne Networks, Inc. and Elastic Networks Inc. today issued a press release announcing that Paradyne had completed the acquisition of Elastic. The press release is attached to this filing as Appendix A and is incorporated herein by reference.

         The material contained in this filing contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, as applicable, particularly those statements regarding the effects of the acquisition of Elastic by Paradyne, and those preceded by, followed by or that otherwise include the words "believes," "expects," "anticipates," "intends," "estimates," or similar expressions. For those statements, Paradyne claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Forward-looking statements relating to expectations about future results or events are based upon information available to Paradyne as of today's date, and Paradyne does not assume any obligation to update any of these statements. The forward-looking statements are not guarantees of the future performance of Paradyne or the combined company and actual results may vary materially from the results and expectations discussed. Risks and uncertainties related to the acquisition include, but are not limited to, conditions in the financial markets relevant to the acquisition, the successful integration of Elastic into Paradyne's business, and each company's ability to compete in the highly competitive data communications equipment industry. The revenues and earnings of Paradyne and the combined company and their ability to achieve their planned business objectives will be subject to a number of factors that make estimates of future operating results uncertain. These factors include: the timing and amount of expense reduction; the uncertainty of litigation, including putative stockholder class actions; a reliance on international sales; rapid technological change that could render Paradyne's or the combined company's products obsolete; the uncertain acceptance of new telecommunications services based on DSL; substantial dependence on network service providers who may reduce or discontinue their purchase of products or services at any time; the timing and amount of, or cancellation or rescheduling of, orders of Paradyne's or the combined company's products to existing and new customers; possible inability to sustain revenue growth or profitability; dependence on only a few customers for a substantial portion of Paradyne's or the combined company's revenue; highly competitive markets; reliance on sales of access products to BB Technologies Corporation (a newly formed subsidiary of SOFTBANK CORP.), Lucent Technologies and Avaya Inc.; dependence on sole and single-source suppliers and the reliability of the raw materials supplied by them to manufacture products under customer contracts; a long and unpredictable sales cycle; the number of DSL lines actually deployed by BB


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Technologies Corporation and other DSL customers as compared to forecasts;
Paradyne's or the combined company's ability to manufacture adequate quantities of products at forecasted costs under customer contracts; Paradyne's or the combined company's ability to manufacture products in accordance with its published specifications; and other risks identified from time to time in Paradyne's and Elastic's SEC reports and public announcements.

                                                                      APPENDIX A

[PARADYNE LOGO]

FOR IMMEDIATE RELEASE

FOR MORE INFORMATION, PLEASE CONTACT:

Investor Relations                                          Press Relations
727-530-8082                                                Jennifer Righi
ir@paradyne.com                                             727-530-2529
                                                            jrighi@paradyne.com

               PARADYNE COMPLETES ACQUISITION OF ELASTIC NETWORKS

               Strengthens Presence in the DSL Market with In-Building DSL Offerings and 10 Mbps over Existing Copper Using EtherLoop Technology

LARGO, FLORIDA AND ATLANTA, GEORGIA - MARCH 5, 2002 - Paradyne Networks, Inc. (NASDAQ: PDYN) and Elastic Networks Inc. (NASDAQ: ELAS) today announced that Paradyne has completed its acquisition of Elastic Networks, after receiving approval from their respective stockholders. Based on Paradyne's 10-day average closing price of $3.88 and a previously announced working capital adjustment factor of 1.0, Elastic stockholders will receive .2288 shares of Paradyne common stock in exchange for each outstanding share of Elastic common stock. Commencing Wednesday, March 6, 2002, Elastic's common stock will no longer trade on the Nasdaq National Market.

As a result of this acquisition, Elastic has become a wholly owned subsidiary of Paradyne. This transaction is being accounted for using purchase accounting.

In connection with the acquisition of Elastic, Paradyne's stockholders also approved an increase in the authorized number of shares of Paradyne common stock from 60,000,000 to 80,000,000.

"I am excited and pleased to welcome the Elastic team into Paradyne," said Sean Belanger, president and CEO of Paradyne. "This acquisition represents a natural extension of Paradyne's DSL business and accelerates our ability to provide a cost-effective high-speed access solution for the in-building broadband market. As we stated in December, this acquisition, when combined with Paradyne's current DSL


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strengths around the world, solidifies our position as a leading player for extending DSL into unserved areas and providing reliable solutions for high-speed access within in-building environments. The transaction also strengthens Paradyne's cash position."

The completion of the acquisition broadens the array of DSL options available to both Elastic and Paradyne customers. The company's portfolio of equipment solutions will now include reliable, high-speed DSL solutions for both central office (CO) and in-building environments. In addition to the typical DSL solutions, Paradyne can offer ReachDSL(TM) or EtherLoop(TM) technology for either ATM or IP-based networks.

ABOUT PARADYNE

Paradyne is a leading developer of carrier-class, high-speed network access solutions. A recognized market leader in digital subscriber line (DSL) and service level management (SLM) solutions, Paradyne markets its award-winning Hotwire(R) DSL, ReachDSL and FrameSaver(R) Service Level Management systems to service providers and business customers. More than 20,100 Hotwire DSL Access Multiplexers (DSLAMs) have been deployed around the world. Paradyne has shipped over 296,000 ports of its unique ReachDSL solution, giving carriers the ability to deliver broadband over almost any copper lines, even those that are very long or severely impaired. Paradyne's SLM solutions have been deployed into mission-critical enterprise networks by the leading carriers, including AT&T, Bell Canada, Broadwing, Intermedia, SBC, Sprint, Verizon, and WorldCom.

Paradyne is headquartered in the Tampa Bay area. More information is available by calling 1-800-PARADYNE (U.S. and Canada) or 1-727-530-8623.

                                       ###

"Safe Harbor" Statement under the Private Securities Litigation Reform Act of
1995

Statements in this press release regarding Paradyne's business, which are not historical facts, are "forward-looking statements" that involve risks and uncertainties. For a discussion of such risks and uncertainties, which could cause actual results to differ from those contained in the forward-looking statements as well as other information about the acquisition of Elastic, please refer to Paradyne's and Elastic's joint proxy statement-prospectus dated January 30, 2002, Paradyne's Current Report on Form 8-K dated January 16, 2002 and Paradyne's other filings with the Securities and Exchange Commission.

                                       ###